Exhibit 4.8

Form of Power of Attorney

I,                , a Chinese citizen with Chinese Identification Card No.:                                             , and a holder of      % of the entire registered capital in                                                                                        (“My Shareholding”), hereby irrevocably authorize                                          (the “WFOE”) to exercise the following rights relating to My Shareholding during the term of this                                                   Power of Attorney:

The WFOE is hereby authorized to act on behalf of myself as my exclusive agent and attorney with respect to all matters concerning My Shareholding, including without limitation to: 1) attend shareholders’ meetings of           ; 2) exercise all the shareholder’s rights and shareholder’s voting rights I am entitled to under the laws of China and            ’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of My Shareholding in part or in whole; and 3) designate and appoint on behalf of myself the legal representative, the executive director and/or director, supervisor, the chief executive officer and other senior management members of            .

Without limiting the generality of the powers granted hereunder, the WFOE shall have the power and authority under this Power of Attorney to execute the Transfer Contracts stipulated in Exclusive Option Agreement, to which I am required to be a party, on behalf of myself, and to effect the terms of the Share Pledge Agreement and Exclusive Option Agreement, both dated the date hereof, to which I am a party.

All the actions associated with My Shareholding conducted by the WFOE shall be deemed as my own actions, and all the documents related to My Shareholding executed by the WFOE shall be deemed to be executed by me. I hereby acknowledge and ratify those actions and/or documents by the WFOE.

The WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to me or obtaining my consent.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as I am a shareholder of                                                                                                                           .

During the term of this Power of Attorney, I hereby waive all the rights associated with My Shareholding, which have been authorized to WFOE through this Power of Attorney, and shall not exercise such rights by myself.

This Power of Attorney is written in Chinese and English; in case there is any conflict between the Chinese version and the English version, the Chinese version shall prevail.

By:

Witness:
Name:

Schedule A

The following schedule sets forth other major similar powers of attorney executed by shareholders of the registrant’s consolidated affiliated entities. Other than the information set forth below, there is no material difference between such other powers of attorney and this exhibit.

Consolidated Affiliated Entities	Executing Parties	Execution Date
Guangzhou Vipshop E-Commerce Co., Ltd.	Eric Ya Shen	July 13, 2017
	Arthur Xiaobo Hong	July 13, 2017
Guangzhou Vipshop Information Technology Co., Ltd.	Eric Ya Shen	December 23, 2015
	Arthur Xiaobo Hong	December 23, 2015
Pin Jun Tong Enterprise Management & Consulting Co., Ltd.	Eric Ya Shen	December 15, 2017
	Arthur Xiaobo Hong	December 15, 2017
Shanghai Pinjian E-Commerce Co., Ltd. (currently known as Tianjin Pinjian E-Commerce Co., Ltd.)	Eric Ya Shen	June 24, 2014
	Zhihui Yu	June 24, 2014